EX-99.1

Yingli Green Energy Repaid Substantial Amount of Mid-Term Notes due on October 13, 2015

BAODING, China, Oct. 13, 2015 — Yingli Green Energy Holding Company Limited (“Yingli Green Energy” or “the Company”) (NYSE:YGE), one of the world’s leading solar panel manufacturers, today announced that its holding subsidiary, Baoding Tianwei Yingli New Energy Company Limited (“Tianwei Yingli”), has substantially repaid the Mid-Term Notes (“MTNs”) due today, which was previously restructured to be paid by the end of 2015. Approximately 70% of the MTNs including interest totaling $110 million USD (700 million RMB) were repaid from the liquidation of idle land and demolition of facilities held by Fine Silicon, one of the Company’s wholly-owned subsidiaries.

The MTNs were issued by Tianwei Yingli in October, 2010 as five-year unsecured notes totaling $157 million USD (1.0 billion RMB). The Company continues to work closely with the MTNs holders for repayment of the remaining portion of MTNs and expects such remaining portion to be repaid within one year.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 14 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com